May 19, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Washington, D.C. 20549

Re:	Motorcar Parts of America, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2022
Filed June 14, 2022
File No. 001-33861

Dear Ms. Yang and Mr. Blume:

On behalf of Motorcar Parts of America, Inc. (the “Company,” “we,” “us” or “our”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated May 10, 2023, provided in response to our response letter dated April 28, 2023.

We have carefully considered the Commission’s guidance, and, for ease of review, we have set forth below the numbered comments of your letter in bold type followed by our response thereto.

Comments

Form 10-K for the Fiscal Year Ended March 31, 2022

Note 2. Summary of Significant Accounting Policies
Segment Reporting, page F-7

1.	We have reviewed your response to comment 2 and have the following comments:

•
Considering the level and nature of information received and reviewed by the Chief Operating Decision Maker ("CODM"), please tell us how each of your Hard Parts product lines do not meet the characteristics of an operating segment under ASC 280-10-50-1.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in determining that the Hard Parts product lines do not meet the criteria of an operating segment, the Company considered the definition in ASC 280-10-50-1, which defines an operating segment as a component of a reporting entity that has all of the following three characteristics:

(1)
50-1(a) It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

This characteristic is met. The Company sells the individual product lines to its customers independent of each other and as such, engages in business activities which result in the recognition of revenues and expenses.

(2)
50-1(b) Its operating results are regularly reviewed by the public entity's chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance.

This characteristic is not met. REDACTED

(3)	50-1(c) Its discrete financial information is available.

This characteristic is met. REDACTED

While the characteristics in (1) and (3) are met at the product line level, the characteristics in (2) are not met for the reasons mentioned above. REDACTED Therefore, the Company has concluded that the Hard Parts product lines do not constitute operating segments under the guidance.

•
Discuss in greater detail the specific nature and level of product line information the CODM receives during the budget preparation and budget-to-actual review processes and how he uses such information.

Response:

Budget preparation:
The budget reviewed by the CODM in the Company’s annual budgeting process is a consolidated income statement and income statement for each of the three operating segments. REDACTED

The CODM uses this information to evaluate the profitability of the three operating segments and considers factors such as market demand, competition, and strategic importance in determining the appropriate allocation of resources for each of the three operating segments. REDACTED

Budget-to-actual review process:
During the budget-to-actual review process, the CODM does not review the actual financial performance for each product line within the Hard Parts segment, except for net sales. REDACTED

Overall, the CODM reviews consolidated information and information for the Test Solutions and Diagnostic Equipment and Heavy Duty segments to make informed decisions regarding the assessment of performance and the allocation of resources. This information allows the CODM to make strategic decisions and provide direction to the management team for day-to-day operating decisions for the Company to drive long-term profitability and growth.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (310) 972-4046 or jstone@motorcarparts.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Juliet Stone

cc:	Selwyn Joffe, Chairman, President and Chief Executive Officer
David Lee, Chief Financial Officer